Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(Dollars in millions)	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense[1]	$893	$673	$751	$705	$689
Interest capitalized	19	20	17	18	19
One-third of rents[2]	152	151	148	154	168

Total fixed charges	$1,064	$844	$916	$877	$876

Earnings:
Income from continuing operations before income taxes	$6,911	$7,350	$6,248	$5,575	$6,692
Fixed charges per above	1,064	844	916	877	876
Less: capitalized interest	(19)	(20)	(17)	(18)	(19)

	1,045	824	899	859	857

Amortization of interest capitalized	13	17	17	17	9

Total earnings	$7,969	$8,191	$7,164	$6,451	$7,558

Ratio of earnings to fixed charges	7.49	9.70	7.82	7.36	8.63

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $40 million, $23 million, $27 million, $21 million and $39 million for the years 2012, 2011, 2010, 2009 and 2008, respectively. The ratio of earnings to fixed charges would have been 7.82, 10.00, 8.10, 7.56 and 9.08 for the years 2012, 2011, 2010, 2009 and 2008, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.